545 Speedvale Ave. W.
Guelph, Ontario,
Canada N1K 1E6
Tel: +1 519-837-1881
Fax: +1 519-837-2250
www.canadiansolar.com

August 2, 2013

VIA CORRESPONDENCE ON EDGAR

Mr. Brian Cascio, Accounting Branch Chief
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar, Inc.
Form 20-F for the Year Ended December 31, 2012
File No. 001-33107

Dear Mr. Cascio and Mr. Todd:

This letter sets forth the responses of Canadian Solar, Inc. (the “Company”) to the comments contained in the letter dated July 30, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 57

A.  Operating Results, page 57

Critical Accounting Policies, Revenue Recognition, page 66

1.                                      With respect to sales of project assets accounted for as real estate transactions, please describe to us the factors you consider in assessing whether the criteria for the full accrual method described in FASB ASC 360-20-40-5 have been achieved.

The Company notes that for project sales arrangements accounted for as real estate arrangements by applying the full accrual method in accordance with ASC 360-20-40-5,  the Company evaluates each criteria specified therein, including (a) the sales are consummated, (b) the initial and continuing investment requirements specified in paragraphs 360-20-40-9 through 40-24 of ASC 360 have been met, (c) the receivable, if any, is not subject to future subordination, and (d) the usual risks and rewards of ownership have been transferred to the buyer.

Specifically, the Company considers the following factors in determining whether the sales have been consummated:

•                  The parties are bound by the terms of a contract;

•                  All consideration has been exchanged;

•                  Permanent financing for which the seller is responsible has been arranged; and

•                  All conditions precedent to closing have been performed, and the Company does not have any substantial continuing involvement with the project.

With respect to the related revenues recognized during 2012, the Company notes that all consideration in the form of cash was received at the time revenues were recognized, and the Company had no substantial continuing involvement with the projects.  To the extent that future sales contracts become more complex and this analysis becomes more subjective, the Company will consider the need to expand the disclosure.

2.                                      As a related matter, in light of the increased focus on utility-scale solar power projects, please also describe to us the factors you consider in assessing whether you have the ability to make appropriate estimates necessary to apply the percentage of completion method. Also, clarify for us how you have made that determination for the significant projects currently in process. Please refer to FASB ASC 605-35-25.

As of December 31, 2012, virtually all of the project-related revenue that the Company recognized under the percentage of completion method has been for Engineering, Procurement and Construction contracts (EPC) performed for third parties on projects that they own and was not related to sales of the Company’s own projects.  With respect to the EPC projects that the Company has engaged in thus far, including those contracts currently in progress, it has subcontracted the EPC work to large reputable construction companies.  These companies were chosen because of their significant experience in managing and performing construction projects and, based on its experience with these companies, the Company has concluded that they are able to provide accurate and timely project progress and related cost information.  In addition, over time the Company has accumulated relevant project development and execution experience applicable to EPC work, which enables it to monitor and assess the reasonableness of the project cost information and the percentage of project completion furnished by these construction companies.  The Company monitors and manages its sub-contractors by reviewing periodic status reports and through inspections conducted by both its own engineers and project managers as well as by independent engineers employed by the Company, the end buyer or the end buyer’s financier.  In addition, the Company notes that there is significant commonality from one project to another, which allows the Company to leverage its historical experience with such contracts in evaluating existing and future projects.  Accordingly, the Company submits that, given its ability to make reasonably dependable estimates of the extent of progress toward completion, contract revenues, and contract costs, the use of the percentage-of-completion method as described in ASC 605-35-25-33 is appropriate.

Results of Operations, Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 73

3.                                      When material, please separately describe the impact of the solar power projects business on your revenues. To the extent important to an understanding of solar power project revenues, please describe the status, impact on your financial statements and expected timing of the completion of projects that are significant to those revenues.

In response to the Staff’s comment, the Company notes that $50.1 million of revenue from its solar power projects business was recognized in 2012, which accounted for approximately 4.3% of total net revenues.  The Company does not consider this amount of revenue to be material to its results of operations for the year ended December 31, 2012, and therefore is of the opinion that no revision to the current disclosure is necessary.

However, the Staff’s comment is duly noted and to the extent material, the Company will in future filings expand the discussion and analysis to address the impact of solar power projects business on its financial statements and the expected timing of the completion of projects that are significant to those revenues where relevant and appropriate.

4.                                      In future filings, please also quantify the gross dollar amounts of changes in revenues attributed to price and to volume.

In response to the Staff’s comments, in future filings, the Company will quantify the gross dollar amounts of changes in revenues attributed to price and to volume and will disclose them where relevant and appropriate.

Item 18. Financial Statements, page F-1

Note 2. Summary of Principal Accounting Policies, page F-10

(x) Warranty Cost, page F-20

5.                                      Please describe to us the factors you considered in concluding that the $35 million recorded as insurance receivable is probable and reasonably estimable of recovery. Also, further clarify the terms of the insurance and explain why the receivable is classified as a non-current asset.

In assessing the acceptability of recording an insurance recovery for the warranty costs accrued, the Company advises the Staff that the guidance provided in ASC 410-30 was considered, on the basis that this guidance is relevant to the accounting for other losses that may be recoverable through insurance.   Consistent with the requirements of ASC 430-30-35-8, the Company determines its warranty obligations independent from potential recovery claims, and an asset related to the recovery is only recorded when realization of the recovery claim is deemed probable.  Accordingly, in response to the Staff’s comment the Company considered the following factors in determining whether an insurance receivable is probable and recoverability can be reasonably estimated:

•                  Reputation and credit rating of the insurance companies;

•                  Comparison of the warranty policy against the terms of the insurance policies, to ensure valid warranty claims submitted by customers will be covered by the policy and therefore reimbursed by the insurance companies; and

•                  With respect to specific claims submitted, written communications from the insurance companies to ensure the claim has been promptly submitted to and accepted by the insurance companies, as well as subsequent collections.

In 2010, the Company began purchasing product warranty insurance from a group of insurance companies in order to reduce its exposure to the warranty liability and provide additional assurance to its customers.  Under the terms of these policies, the insurance companies are obligated to reimburse the Company, subject to certain maximum claim limits and deductibles, for the actual product warranty costs that we incur under the terms of our warranty policy.  The Company’s customers are also beneficiaries of this insurance, and have recourse to the insurance companies under the terms of the insurance policy in the event that the Company is unable to perform its obligations under the warranty.

With respect to the classification of the receivable, the Company expects the benefits of this warranty insurance to be realized over the next 25 years, consistent with the expected timing of the payments of the warranty cost.  Accordingly, the receivable from the insurance is treated as a non-current asset consistent with the underlying warranty.  When a specific claim is submitted, and the corresponding insurance proceeds will be collected within 12 months of the balance sheet date, the Company will reclassify that portion of the receivable as being current.

Note 3. Acquisition, page F-25

6.                                      Regarding the acquisition of Projects 16 in April 2012, please tell us how you allocated the purchase price between tangible and project assets and quantify the amount assigned to each asset category. Also, explain to us how you evaluated whether you acquired assets or a business.

In response to the Staff’s comment, the Company notes that the purchase price for the 16 solar power projects acquired was allocated among tangible and project assets based on their relative fair values.  The Company used a third party valuation firm to assist it in determining the fair value of the project assets by using the income approach.  The fair value determination resulted in the allocation of $2.3 million to tangible assets (which primarily consisted of deposits to third parties and other current assets) and $192.1 million to project assets.

In determining that the solar power projects acquired represented asset acquisitions, the Company considered the applicable clauses under ASC 805-10-55-4 and ASC 805-10-55-5 to determine whether the Projects 16 represented an asset or a business acquisition.  ASC 805-10-55-4 defines a business, in part, as follows:

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.

ASC 805-10-55-5 further indicates as follows:

To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes

The Company advises the Staff that at the time of purchase, the only inputs acquired were primarily in the forms of the Feed-In-Tariff and Renewable Energy Standard Offer Program contracts.  Accordingly, at the time of acquisition, the inputs (the solar power plant itself) and outputs (generation of electricity) did not exist.   Accordingly, the Company concluded that the 16 solar power projects acquired did not meet the definition of a business as the primary inputs (the solar power plant, which had yet to be constructed) were not available at the date of acquisition.

Financial Statements Schedule I, page F-61

7.                                      We note that revenues attributed to your Canadian parent declined from $1.2 billion to $111 million between 2010 and 2012. Please clarify for us the reasons for the decrease and explain whether there have been changes in manner revenues are accumulated for purposes of the parent company presentation.

With the further expansion of its business around the world, since 2010, the Company has strengthened its presence in the market by establishing additional legal entities to distribute solar products and serve customers.  New customers that would have traditionally been served by the Canadian parent are now assigned to the newer sales and distribution companies with the associated revenues booked by these entities accordingly.

In addition, during 2011 and 2012, the volume of the Company sales to existing customers of the Canadian parent significantly decreased.  This decrease in sales volume, together with a further drop in average selling price of approximately 56.7% for sales attributed to the Canadian parent, has led to the decline in revenues attributed to the Canadian parent over the period from 2010 to 2012.

There has been no change in the manner in which revenues are accumulated for purposes of the parent company presentation.

*              *              *

The Company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2012 Form 20-F, please contact the undersigned at +86 512 6896 6208, or David Zhang, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3318.

Very truly yours,

By:	/s/ Michael G. Potter
Michael G. Potter
Senior Vice President and Chief Financial Officer

cc:                                David Zhang, Esq. Kirkland & Ellis
Benjamin Su, Esq. Kirkland & Ellis